                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                    --------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)

                               (AMENDMENT NO. _____)(1)


                                    TRIMERIS, INC.
                                   ---------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                    -------------
                            (Title of Class of Securities)

                                     896263 10 0
                                     -----------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (415) 288-2396
                     --------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 8, 1998
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                            (Continued on following pages)

                                 (Page 1 of 8 Pages)




---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO. 896263 10 0                  13D    Page 2 of 8 Pages
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--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES           -------------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                      256,000
            REPORTING          -------------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                               -------------------------------------------------
                                    10   SHARED DISPOSITIVE POWER
                                             256,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              256,000
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              2.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 896263 10 0                13D      Page 3 of 8 Pages
----------------------------------           -----------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF PARTNERS L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES               ---------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                      553,000
            REPORTING              ---------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                   ---------------------------------------------
                                    10   SHARED DISPOSITIVE POWER
                                             553,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              553,000
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 896263 10 0                13D      Page 4 of 8 Pages
----------------------------------           -----------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF INC.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        553,000
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                             553,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              553,000
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------           -----------------------------------
CUSIP NO. 896263 10 0                 13D     Page 5 of 8 Pages
----------------------------------           -----------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock (the "Stock") of Trimeris Phototherapeutics Inc., a Delaware corporation ("Trimeris"). The principal executive office of 4727 University Drive, Durham, North Carolina 27707.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Lampert is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since July 6, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 49,000 shares of the Stock for an aggregate consideration of $204,770.00, utilizing funds provided by BVF from its working

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CUSIP NO. 896263 10 0                 13D      Page 6 of 8 Pages
----------------------------------           -----------------------------------


capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 104,000 shares of the Stock for an aggregate consideration of $463,280.00, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

ITEM 4.    PURPOSE OF TRANSACTION.

     The external environment for small, quality biotechnology companies is undergoing a period of rapid and profound change. The convergence of a depressed equity market, the possible slowing pace of a corporate partnering activity, and escalating cash burn rates could produce an industry shake-out in which financially conservative companies prosper and financially weak companies falter. This changing environment may call for managements and Boards to husband capital by significantly reducing cash burn rates and to otherwise alter preconceived business plans. If managed pro-actively and intelligently, this period could yield attractive returns for shareholders. However, the consequences of complacency and the potential for irreparable missteps are great. BVF may seek to work with company managements, Boards and shareholders to maximize shareholder value and, specifically, to protect the substantial value of funded, partnered programs from unnecessary dilution. BVF IS AMENDING ALL ITS 13-D FILINGS WITH THIS NOTICE.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 256,000 shares of the Stock, Partners beneficially owns 553,000 shares of the Stock, and BVF Inc. beneficially owns 553,000 shares of the Stock, approximately 2.4%, 5.2% and 5.2%, respectively, of the aggregate number of shares outstanding.

     (b) BVF shares voting and dispositive power over the 256,000 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 553,000 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for
investment purposes and the business address of each is   BVF Partners L.P., 333
West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

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CUSIP NO. 896263 10 0                 13D     Page 7 of 8 Pages
----------------------------------           -----------------------------------


     (c) No transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

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CUSIP NO. 896263 10 0                13D       Page 8 of 8 Pages
----------------------------------           -----------------------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:   BVF Partners L.P., its general partner

           By:    BVF Inc., its general partner


                 By:    /s/ MARK N. LAMPERT
                       -------------------------------
                       Mark N. Lampert
                       President

     BVF PARTNERS L.P.

     By:   BVF Inc., its general partner


           By:    /s/ MARK N. LAMPERT
                 -------------------------------------
                 Mark N. Lampert
                 President

     BVF INC.


     By:    /s/ MARK N. LAMPERT
           -------------------------------------------
           Mark N. Lampert
           President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  September 8, 1998.

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:   BVF Partners L.P., its general partner

           By:   BVF Inc., its general partner


                 By:    /s/ MARK N. LAMPERT
                       -------------------------------
                       Mark N. Lampert
                       President

     BVF PARTNERS L.P.

     By:   BVF Inc., its general partner


           By:    /s/ MARK N. LAMPERT
                 -------------------------------------
                 Mark N. Lampert
                 President

     BVF INC.


     By:    /s/ MARK N. LAMPERT
           -------------------------------------------
           Mark N. Lampert
           President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                               DURING THE LAST 60 DAYS

 -------------------------------------------------------------------------------------------------------------
  SETTLEMENT                      FOR THE                      PRICE PER
     DATE          BY            ACCOUNT OF      QUANTITY        SHARE        TYPE OF TRADE       BROKER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
 07/14/98       Partners        BVF                3,000         $6.6250     Purchase           MONT
-------------------------------------------------------------------------------------------------------------
 07/14/98       Partners        ILL10              2,000         $6.6250     Purchase           MONT
-------------------------------------------------------------------------------------------------------------
 07/14/98       Partners        BVF, Ltd.         16,000         $6.6250     Purchase           MONT
-------------------------------------------------------------------------------------------------------------
 07/31/98       Partners        BVF                1,000         $4.8750     Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/17/98       Partners        BVF               45,000         $4.0000     Purchase           MONT
-------------------------------------------------------------------------------------------------------------
 08/17/98       Partners        PAL                4,000         $4.0000     Purchase           MONT
-------------------------------------------------------------------------------------------------------------
 08/17/98       Partners        ZPG                2,000         $4.0000     Purchase           MONT
-------------------------------------------------------------------------------------------------------------
 08/17/98       Partners        BVF, Ltd.         80,000         $4.0000     Purchase           MONT
-------------------------------------------------------------------------------------------------------------


INET        =     Instinet
MONT        =     Montgomery Securities